File No. 070-09849

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------

                                   Form U-1/A
                          Pre-Effective Amendment No. 1
                             Application/Declaration
                                    Under the

                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

National Grid Group plc                    National Grid General Partnership
New National Grid plc                      8th Floor
(to be renamed National Grid Group plc)    Oliver Building
National Grid (US) Holdings Limited        2 Oliver Street
National Grid (US) Investments             Boston, MA  02109
15 Marylebone Road
London NW15JD                              National Grid (Ireland) 1 Limited
United Kingdom                             National Grid (Ireland) 2 Limited
                                           6 Avenue Pasteur
National Grid USA                          L 2310
25 Research Drive                          Luxembourg
Westborough, MA 01582
                                           Niagara Mohawk Holdings, Inc.
                                           300 Erie Boulevard West
                                           Syracuse, New York _____

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                              New National Grid plc
                    (Name of top registered holding company)
                    ----------------------------------------

Kirk L. Ramsauer                           Gary J. Lavine
Deputy General Counsel                     Senior Vice President and Chief Legal
National Grid USA                          Officer
25 Research Drive                          Niagara Mohawk Holdings, Inc.
Westborough, Massachusetts 01582           300 Erie Boulevard West
Telephone: (508) 389-2972                  Syracuse, New York 13202
Facsimile: (508) 389-3518                  Telephone: (315) 428-6947
                                           Facsimile: (315) 428-5746

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
            of any communication in connection with this matter to:

Markian M. W. Melnyk                       Steven Agresta
LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Swidler Berlin Shereff Friedman, LLP
1875 Connecticut Ave., N.W.                3000 K Street. N.W.
Washington, D.C.  20009-5728               Washington, D.C. 20007
Telephone: (202) 986-8000                  Telephone: (202) 424-7500
Facsimile: (202) 986-8102                  Facsimile:  (202) 424-7643

                                           Janet Geldzahler
                                           Sullivan & Cromwell
                                           125 Broad Street
                                           New York, New York 10004-2498
                                           Telephone: (212) 558-4000
                                           Facsimile: (212) 558-3588 or (212)
                                           514-5706

     This pre-effective Amendment No. 1 revises the Form U-1
Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on February 6, 2000, in File No. 070-09849. The Amendment adds certain exhibits to Item 6 of the Application/Declaration.

                                    * * * * *

Item 6.  Exhibits and Financial Statements

Exhibits

A-1 Memorandum and Articles of Association of NGG, incorporated by reference to Exhibit A-1 to SEC File No. 70-9473, filed March 26, 1999.

A-2 Memorandum and Articles of Association of National Grid (to be filed by amendment).

A-3 Certificate of Incorporation of NiMo, incorporated by reference to NiMo's Annual Report on Form 10-K for the year ended December 31, 1994.

A-4 By-Laws of NiMo incorporated by reference to NiMo's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

B-1 Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid Group plc, Niagara Mohawk Holdings, Inc., New National Grid Limited, and Grid Delaware, Inc. dated as of September 4, 2000 and amended December 1, 2000, incorporated by reference to Annex A to the proxy statement/prospectus filed with Amendment No. 2 to New National Grid plc's registration statement on Form F-4, Exhibit B-2, hereto.

B-2 Registration Statement of New National Grid plc on Form F-4, Amendment No. 2, incorporated by reference to SEC File No. 333-47234, filed on December 4, 2000.

C-1 Application to the New York State Public Service Commission (filed under cover of Form SE).

C-2 Order of the New York State Public Service Commission (to be filed by amendment).

C-3  Application to the Vermont Service Board (to be filed by amendment).

C-4  Order of the Vermont Service Board (to be filed by amendment).

D-1 Map of National Grid USA's service territory (filed under cover of Form SE).

D-2 Map of Niagara Mohawk Power Corporation's service territory (filed under cover of Form SE).

E-1  Opinion of Counsel - National Grid Group plc (to be filed by amendment).

E-2 Opinion of Counsel - Niagara Mohawk Holdings, Inc. (to be filed by amendment).

F-2  Past tense opinion of counsel (to be filed by amendment).

G-1 Application to the Federal Energy Regulatory Commission. (Exhibit A, Niagara Mohawk Power Corporation Franchise List, Exhibit K, Maps of Various Operating Areas and Attachment 2 Work Papers of Dr. Henry Kahway, filed under cover of Form SE; Exhibit I incorporated by reference to Exhibit B-1)

G-2 Order of the Federal Energy Regulatory Commission (to be filed by amendment).

G-3  DOJ/FTC Approvals (to be filed by amendment).

G-4 Letter from the Committee on Foreign Investment in the United States, dated March 26, 2001.

H-1 2000 Annual Report on Form 20-F of National Grid Group plc, SEC File No. 1-4315 (filed ______, 2001) (to be filed by amendment).

H-2 1999 Annual Report on Form 10-K of Niagara Mohawk Holdings, Inc., incorporated by reference to Niagara Mohawk Holdings, Inc's Form 10-K405, SEC File No. 000-25595 (filed March 24, 2000).

I-1  Proposed Form of Notice (previously filed).

J-1  Gas Retention Study.

K-1 Form of Services Agreement between National Grid USA Service Company and the Niagara Mohawk System Companies (to be filed by amendment).

L-1  Description of National Grid Subsidiaries (to be filed by amendment).

L-2  Description of Niagara Mohawk Subsidiaries.

M-1  Merger and Restructuring Transaction Steps (to be filed by amendment).

N-1  Post-Transaction Corporate Chart (to be filed by amendment).

O-1  Outstanding External Financing of the NiMo System.

P-1 Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (included as Annex B to the proxy statement/prospectus filed with NiMo's registration statement in Exhibit B-2, hereto).

Financial Statements

FS-1 National Grid Group plc Unaudited Pro Forma Condensed Consolidated Balance
     Sheet as of September 30, 2000 (to be filed by amendment).

FS-2 National Grid Group plc Unaudited Pro Forma Condensed Statement of
     Consolidated Income for the Twelve Months Ended September 30, 2000 (to be filed by amendment).

FS-3 Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial
     Statements (to be filed by amendment).

FS-4 National Grid Group plc Consolidated Balance Sheet and Statement of Income for the Year Ended September 30, 2000, included in Exhibit H-1 to this Application.

FS-5 Niagara Mohawk Holdings, Inc. Balance Sheet and Statement of Income for the
     Year Ended and As of December 31, 1999, incorporated by reference to Exhibit H-2.

FS-6 Financial Statements of Niagara Mohawk Holdings, Inc. as of and for the three months and nine months ended September 30, 2000, incorporated by reference to Niagara Mohawk Holdings, Inc's Form 10-Q, SEC File No. 000-25595 (filed November 14, 2000).

FS-7 Niagara Mohawk Holdings, Inc. Balance Sheet and Statement of Income for the
     Year Ended and as of December 31, 2000.


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  May 1, 2001            National Grid Group plc and
                              National Grid USA

                              By: /s/ Jonathan M. G. Carlton
                              ------------------------------
                              Jonathan M.G. Carlton
                              Vice President and Director of Regulatory Research National Grid USA

Date:  May 1, 2001            National Grid (US) Holdings Limited and National
                              Grid (US) Investments

                              By: /s/ Martin O'Donovan
                              ------------------------
                              Martin O'Donovan
                              Director

Date:  May 1, 2001            National Grid General Partnership

                              By: /s/ Tony Hill
                              ------------------------
                              Tony Hill
                              Director

Date:  May 1, 2001            National Grid (Ireland) 1 Limited and
                              National Grid (Ireland) 2 Limited

                              By: /s/ Michael E. Jesanis
                              ------------------------
                              Michael E. Jesanis
                              Director

Date:  May 1, 2001            Niagara Mohawk Holdings, Inc.

                              By: /s/ Gary J. Lavine
                              ----------------------
                              Gary J. Lavine
                              Senior Vice President and Chief Legal Officer Niagara Mohawk Holdings, Inc.

                                  Exhibit Index

B-1 Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid Group plc, Niagara Mohawk Holdings, Inc., New National Grid Limited, and Grid Delaware, Inc. dated as of September 4, 2000 and amended December 1, 2000, incorporated by reference to Annex A to the proxy statement/prospectus filed with Amendment No. 2 to New National Grid plc's registration statement on Form F-4, Exhibit B-2, hereto. (Company Disclosure Schedules, dated September 4, 2000, filed under cover of Form
     SE).

G-1  Application to the Federal Energy Regulatory Commission (Exhibit A,
     Niagara Mohawk Power Corporation Franchise List, Exhibit K, Maps of Various Operating Areas and Attachment 2 Work Papers of Dr. Henry Kahway, filed under cover of Form SE; Exhibit I incorporated by reference to Exhibit B-1)

G-4 Letter from the Committee on Foreign Investment in the United States, dated March 26, 2001.

J-1  Gas Retention Study

L-2  Description of Niagara Mohawk subsidiaries

FS-7 Niagara Mohawk Holdings, Inc. Balance Sheet and Statement of Income for the
     Year Ended and as of December 31, 2000.